1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 30, 2014

VIA EDGAR CORRESPONDENCE

Mr. Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	The Weitz Funds (File Nos. 333-107797 and 811-21410) (the “Registrant”)
Sarbanes-Oxley Review of Registrant

Dear Mr. Ellington:

On behalf of the Registrant, this letter responds to the comment that you conveyed orally via a telephone conference with the John Detisch, Martha Gilchrist and Shar Bennett of Weitz Investment Management, Inc. and Patrick Turley and Stephen Cohen of Dechert LLP in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002.  Your comment, followed by the response of the Registrant, is set forth below:

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Comment:  Please file an amendment to the Registrant’s most recent certified shareholder report on Form N-CSR dated May 5, 2014 (Accession No. 0000891804-14-000485) in order to include as an exhibit the Registrant’s code of ethics that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, as required by Item 12(a) of Form N-CSR.

Response:  The Registrant will file an amendment to its most recent certified shareholder report filed on Form N-CSR in order to include as an exhibit the Registrant’s code of ethics that applies to the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, as required by Item 12(a) of Form N-CSR.

*      *      *

I trust that the foregoing is responsive to your comment.

Please be advised that the undersigned hereby acknowledges, on behalf of the Registrant, with respect to the foregoing, that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings that were made;

•
SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings made; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

Any questions that you may have concerning the foregoing may be addressed to the undersigned at 202.261.3304 or Patrick Turley at 202.261.3364.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen

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